SIGNATURES:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: April, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐  Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
April 19, 2007

	By:	/s/ David Skinner
David Skinner, Vice President,
General Counsel and Corporate Secretary

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, PhD Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@neurochem.com
NEUROCHEM UPDATE ON THE NORTH AMERICAN PHASE III CLINICAL TRIAL FOR TRAMIPROSATE (ALZHEMED™) FOR THE TREATMENT OF ALZHEIMER’S DISEASE
LAVAL, QUEBEC, April 19, 2007 — Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announces that the database for the North American Phase III clinical trial for tramiprosate (ALZHEMED™) for the treatment of Alzheimer’s disease has been locked. The analysis is ongoing and entails employing an accurate statistical model that appropriately describes the data and provides accurate results. Neurochem has been advised by its external team of statisticians that adjustment to the initial statistical model, as set out in the statistical plan, would be necessary to provide accurate results. The procedure to arrive at a reliable model involves a detailed analysis of potential confounding factors such as the effect of concomitant medications, baseline characteristics of the study population or differences in clinical sites. Neurochem points out that potential refinement of the statistical model was discussed with the U.S. Food and Drug Administration before filing with the Agency and was anticipated in the plan filed.
The Company notes that in a clinical trial of the size, duration and complexity of the tramiprosate (ALZHEMED™) Phase III study, such a process is not uncommon. The Company has been informed that it could take several weeks, perhaps longer, before the results are known. Neurochem continues to expect to announce these results during the second quarter of this year.
About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™ — formerly FIBRILLEX™) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the United States Food and Drug Administration and European Medicines Agency. Tramiprosate (ALZHEMED™), for the treatment of Alzheimer’s disease, has completed a Phase III clinical trial in North America and is currently in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of

Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at www.neurochem.com.
This news release contains forward-looking statements regarding tramiprosate (ALZHEMED™) as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve tramiprosate (ALZHEMED™) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.